EX-99.B-77D(a)

                  WADDELL & REED ADVISORS SMALL CAP FUND, INC.

SUB-ITEM 77D(a):  Policies with respect to security investments:

The following information replaces the second paragraph in the disclosure in the Prospectus regarding the investment strategies of Waddell & Reed Advisors Small Cap Fund, Inc. in the section entitled "The Investment Principles of the Funds--Investment Goals, Principal Strategies and Other Investments:"

     The Fund considers a company's capitalization at the time the Fund acquires the company's common stock. Common stock of a company whose capitalization exceeds the range of the Lipper, Inc. Small Cap Category after purchase will not be sold solely because of its increased capitalization. The Fund will, under normal market conditions, invest at least 80% of its net assets in small cap stocks. There is no guarantee, however, that the Fund will achieve its goal.

The following information replaces paragraph (1) of the non-fundamental, or operating investment restrictions disclosure in the section entitled "Investment Restrictions and Limitations" in the Statement of Additional Information.

     (1) At least 80% of the Fund's net assets will be invested during normal market conditions in companies whose market capitalizations are within the range of capitalizations included in the Lipper, Inc. Small Cap Category (small cap stocks) at the time the securities are acquired by the Fund.